EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

ANNUAL LOCK SEGMENT OPTION RIDER

This Rider is part of the Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to Annual Lock Segments which are introduced below. All capitalized terms not defined herein shall have the meaning ascribed to such terms in the Contract.

We use the term “Contract” in this Rider to apply to either a group Contract issued to an Employer, or a Certificate issued to a Participant under a group Contract. We use the term “you” or “your” to include the Employer under the group Contract or the “Participant” under the Certificate.

This Rider is offered only under the terms of one of the following types of employer-sponsored plans, where the Plan permits: 403(b) plans (we refer to the Contracts as “Tax Sheltered Annuities” or “TSA Contracts”) and 457(b) plans sponsored by governmental employers (we refer to the Contracts as “Employee Deferred Compensation” or “EDC Contracts”)

In this Endorsement, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America and “you” and “your” mean the Employer or Participant.

Subject to the terms and conditions of this Rider, you may make allocations to an Annual Lock Segment with this flexible premium deferred fixed and variable and index-linked annuity Contract, as described below.

[This Rider is effective upon the Contract Date.]

The following replaces the definition of Index Performance Rate in the Structured Investment Option Rider and is applicable to Annual Lock Segments:

SECTION 2A.01(b) INDEX PERFORMANCE RATE

“Index Performance Rate” means, for Annual Lock Segments, the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. This calculation, called the point-to-point- method, compares the change in the Index between two discrete points in time, namely the Segment Start Date and the Segment Maturity Date. In certain instances, an Index may not publish a price on a Segment Start Date, Segment Maturity Date, or Annual Lock Anniversary in which case we will use the last published price as the price on such a Segment Start Date, or Segment Maturity Date for purposes of calculating the Index Performance Rate. The Index Performance Rate may be positive or negative.

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The following is added to the definition of Segment Rate of Return in the Structured Investment Option Rider and is applicable to Annual Lock Segments:

SECTION 2A.01(m) SEGMENT RATE OF RETURN

For the Annual Lock Segment Option, your Segment Rate of Return is determined as follows:

Annual Lock Segment Rate of Return

The Annual Lock Segment Rate of Return is equal to the cumulative result of each successive “Annual Lock Yearly Return” over the Segment Duration, beginning on the Segment Start Date and ending on the Segment Maturity Date.

The Performance Cap Rate for Annual Lock Segments is on an annual basis, not for the entire Segment Duration.

The “Annual Lock Yearly Return” is determined by the annual Index Performance Rate multiplied by the Participation Rate and is subject to the annual Performance Cap Rate and the Segment Buffer as shown in the table below:

If the annual Index Performance Rate multiplied by the Participation Rate:	Then the Annual Lock Yearly Return will be:
Exceeds the Annual Lock 1 Year Performance Cap Rate	Equal to the Annual Lock Segment Performance Cap Rate

Is positive but is less than or equal to the 1 Year Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate

Is between zero and the Annual Lock Segment Buffer, inclusive of both	Equal to 0%

Is more negative than the Annual Lock Segment Buffer	Negative, to the extent the percentage decline exceeds the Annual Lock Segment Buffer

The first “Anniversary Ending Amount” of an Annual Lock Segment is determined by the Segment Investment plus the Segment Investment multiplied by the first year’s Annual Lock Yearly Return. An “Anniversary Ending Amount” is determined on the “Annual Lock Anniversary” for each year of the Annual Lock Segment.

In the second and later years, the Anniversary Ending Amount is determined by the previous year’s Anniversary Ending Amount (which reflects the Segment Investment adjusted cumulatively by the previous years’ Annual Lock Yearly Returns) plus the previous year’s Anniversary Ending Amount multiplied by the current year’s Annual Lock Yearly Return.

Your Segment Maturity Value is determined in the same manner as the Anniversary Ending Amount in the second and later years.

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Effect of Withdrawals on an Annual Lock Segments

Withdrawals from Annual Lock Segments will reduce your Segment Investment on the Transaction Date on a pro-rata basis and such adjustment will be reflected in each Anniversary Ending Amount.

The following is added to the definition of Segment Type in the Structured Investment Option Rider and is applicable to Annual Lock Segments:

SECTION 2A.01(q) SEGMENT TYPE

Annual Lock Segment Type

Subject to the terms and conditions of Section 2A.01(m), the Annual Lock Segment Type offers a 1 Year Performance Cap Rate and Segment Buffer that is declared at the Segment Start Date for each year of the Segment Duration. If an Annual Lock Segment Type is available under the Contract on the Contract Date, it is shown in the Data Pages.

The following is added to SECTION 2B.04 “SEGMENT INTERIM VALUE” and it replaces the second paragraph in the Structured Investment Option Rider. It is applicable to Annual Lock Segments:

SECTION 2B.04 SEGMENT INTERIM VALUE

For Annual Lock Segments, your Segment Interim Value in the first year of duration will not exceed the sum of your Segment Investment plus your Segment Investment multiplied by the portion of the Annual Lock Segment’s annual Performance Cap Rate corresponding to the elapsed portion of duration since the Segment Start Date. Your Segment Interim Value in the second and later years of duration will not exceed the sum of your previous year’s Anniversary Ending Amount plus your previous year’s Anniversary Ending Amount multiplied by the portion of the Annual Lock Segment’s annual Performance Cap Rate corresponding to the elapsed portion of duration since the previous Annual Lock Anniversary. Your Segment Interim Value will not exceed the Anniversary Ending Amount on any Annual Lock Anniversary.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson,	José Ramón González,
Chief Executive Officer]	Chief Legal Officer and Secretary]

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